Filed by Fresh Vine Wine, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Amaze Software, Inc.

Date: December 19, 2024

Subject line A: Hats off to an AMAZE-ing year!

Subject line B: Thank you for an AMAZE-ing year!

Preview text: 2024 was filled with a lot of changes — and we’ve never been so excited about how we’re here to support Creators. Here are some of the highlights from this year!

Hats off to an AMAZE-ing year!

We spent this year building out new partnerships, products, and strategies to help you turn your passion into profits. Here are some of the big changes, and what they mean for awesome creators like you!

New fulfillment centers = new possibilities! We opened local fulfillment centers in India and Mexico. Now you can get products to fans in these countries faster and with more competitive prices.

  More products to choose from 💅

Because who doesn’t love options? We added a bunch of products to our catalog, bringing the total up to 180+ different choices. Plus, we added 20+ digital product categories to help you earn more sales faster!

Read more

New partnerships will help you take your business to the next level We collabed with a few cool companies to bring you new business tools, mindset shifts, and product options.

Read more

A few Creators had huge wins!

We’re so proud of all of our Creators — and a few had major wins this year that are worth highlighting. From selling almost $250k worth of custom products to $75k in calendars, check out three inspiring stories to see what’s possible. ✨

Check out their stories!

Thanks for being a part of it all

This has been a big year for ALL of us, and it’s all because of you. We’ve got some big things planned for 2025 — all with the intention of making it easier for you to turn your passion into profits. Enjoy your holidays, and look out for some exciting improvements in the new year.

Cheers,

Aaron Day

CEO, Amaze

Forward-Looking Statements

This email contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified using words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including statements regarding the timing or nature of future operating or financial performance or other events. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Among these risks and uncertainties are those set forth in Fresh Vine Wine’s (“Fresh Vine”) annual report on Form 10-K for the year ended December 31, 2023, and subsequently filed documents with the SEC. In addition to such risks and uncertainties, risks and uncertainties related to forward-looking statements contained in this press release include statements relating to Fresh Vine’s business and the pursuit of Fresh Vine’s strategic options, including the proposed business combination with Amaze (the “Business Combination”). Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including without limitation: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Fresh Vine’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Business Combination Agreement by the stockholders of Fresh Vine; (iii) the receipt of certain governmental and regulatory approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination or abandonment of the Business Combination Agreement; (v) the potential effect of the announcement or pendency of the Business Combination on Amaze’s or Fresh Vine’s business relationships, performance and business generally, including potential difficulties in employee retention; (vi) risks that the Business Combination disrupts current plans and operations of Fresh Vine or Amaze; (vii) the outcome of any legal proceedings that may be instituted against Fresh Vine related to the Business Combination Agreement or the Business Combination; (viii) the risk that Fresh Vine will be unable to maintain the listing of Fresh Vine’s securities on NYSE American; (ix) the risk that the price of Fresh Vine’s securities, or the price of Pubco Common Stock following the closing, may be volatile due to a variety of factors, including changes in the competitive industries in which Fresh Vine or Amaze operates, variations in performance across competitors, changes in laws and regulations affecting Fresh Vine’s or Amaze’s business and changes in the capital structure; (x) the inability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities; (xi) the risk of changes in applicable law, rules, regulations, regulatory guidance, or social conditions in the countries in which Amaze’s customers and suppliers operate in that could adversely impact Amaze’s operations; (xii) the risk that Fresh Vine and/or Amaze may not achieve or sustain profitability; (xiii) the risk that Fresh Vine and/or Amaze will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xiv) the risk that Fresh Vine and/or Amaze experiences difficulties in managing its growth and expanding operations. A further description of the risks and uncertainties relating to the business of Fresh Vine is contained in Fresh Vine’s most recent Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC. Fresh Vine cautions investors not to place considerable reliance on the forward-looking statements contained in this email. You are encouraged to read Fresh Vine’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this email speak only as of the date of this document, and Fresh Vine undertakes no obligation to update or revise any forward-looking statements as a result of new information, future events or changes in its expectations.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction between Fresh Vine and Adifex Holdings LLC, a Delaware limited liability company (“Company”), pursuant to which the Company and its future subsidiary Amaze will become subsidiaries of Fresh Vine, or its successor entity. In connection with the proposed transaction, Fresh Vine, or its successor entity, will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Fresh Vine and Company and a Prospectus of Fresh Vine, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Fresh Vine stockholders and Company members.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND FRESH VINE, THE COMPANY AND AMAZE.

A free copy of the Joint Proxy Statement/Prospectus (when it becomes available), as well as other filings containing information about Fresh Vine, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fresh Vine by accessing Fresh Vine’s website at www.ir.freshvinewine.com, by directing a request to Fresh Vine Stockholder Relations Manager, Mike Pruitt, at Fresh Vine via PO Box 78984 Charlotte, NC 28271, by calling 707.578.2238 or by sending an e-mail to mp@freshvinewine.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Fresh Vine, Company, and Amaze and certain of their respective directors, executive officers or other members of management may be deemed to be participants in the solicitation of proxies from Fresh Vine’s stockholders and Company members in connection with the proposed transaction. Information regarding Fresh Vine’s directors and executive officers is contained in Fresh Vine’s definitive proxy statement on Schedule 14A, dated November 6, 2023 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.  Free copies of these documents may be obtained as described in the preceding paragraph.